FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File No. 000-30858

Alterrus Systems Inc.

(Translation of registrant's name into English)

120 Columbia Street, Vancouver, BC  V6A 3Z8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1	Financial Statements for the period ended September 30, 2013
99.2	Management’s Discussion and Analysis for the period ended September 30, 2013
99.3	CEO Certification
99.4	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERRUS SYSTEMS INC.

/s/Stephen Fane

Stephen Fane
Acting Chief Financial Officer

Date:  November 29, 2013